UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 4)*

COLONIAL COMMERCIAL CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.05 PER SHARE
(Title of Class Securities)

COMMON STOCK: 195621 40 4
(CUSIP Number)

March 1, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

.........................

Cusip No. 195621 40 4	13G	Page 2 of 5

1.	Name of Reporting Persons. William Pagano
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power

968,971 shares of Common Stock1

	6.	Shared Voting Power

-0-

	7.	Sole Dispositive Power

968,971 shares of Common Stock1

	8.	Shared Dispositive Power

-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 968,971 shares of Common Stock1
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares / /
11.	Percent of Class Represented by Amount in Row (9) 10.55%
12.	Type of Reporting Person (See Instructions) IN

___________________________

1 Consists of 935,638 shares of Common Stock and 33,333 shares of Common Stock issuable at any time upon conversion of a $100,000 Convertible Note at a conversion price of $3 per share.

Cusip No. 195621 40 4	13G	Page 3 of 5

Item 1.

(a)	Name of Issuer

Colonial Commercial Corp.

(b)	Address of Issuer's Principal Executive Offices

275 Wagaraw Road
Hawthorne, NJ 07506

Item 2.

(a)	Name of Person Filing

William Pagano

(b)	Address of Principal Business office or, if None, Residence

275 Wagaraw Road
Hawthorne, NJ 07506

(c)	Citizenship

U.S.A.

(d)	Title of Class Securities

Common Stock, $.05 par value

(e)	CUSIP Number: 195621 40 4

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Cusip No. 195621 40 4	13G	Page 4 of 5

Item 4. Ownership

(a)	Amount beneficially owned: 968,971 shares of Common Stock 2

(b)	Percent of class: 10.55%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 968,971 shares of Common Stock 2

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 968,971 shares of Common Stock 2

(iv)	Shared power to dispose or to direct the disposition of: -0-

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

___________________________

2 Consists of 935,638 shares of Common Stock and 33,333 shares of Common Stock issuable at any time upon conversion of a $100,000 Convertible Note at a conversion price of $3 per share.

Cusip No. 195621 40 4	13G	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 15, 2011

/s/ William Pagano
William Pagano, Chief Executive Officer
Name/Title